Exhibit 99.1

AMARIN TO PRESENT AT FTN MIDWEST SECURITIES
CORPORATION 2007 HEALTH CARE CONFERENCE

LONDON, United Kingdom, June 1, 2007 Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today announced that Rick Stewart, Chief Executive Officer, will present at the FTN Midwest Securities Corporation 2007 Health Care Conference on Tuesday, June 5, 2007 at 3.05 p.m. Eastern Time.  The event will be held from June 5 – June 6, 2007 at the Four Seasons Hotel, New York.

The presentation will be simultaneously webcast and a link will be provided on Amarin Corporation’s website www.amarincorp.com.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes Miraxion for several therapeutic indications, an oral formulation of apomorphine for treating patients with advanced Parkinson’s disease, a nasal formulation of lorazepam for treating epilepsy seizures, AMR-109 for memory and cognition, AMR-103 for Parkinson’s disease  and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields	+1 212 838 3777

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of June 1, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following:  the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Ends.